Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Chambers Street Properties of our report dated March 19, 2012, with respect to the consolidated balance sheets of Duke/Hulfish LLC and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement Schedule III, which report appears in the December 31, 2011 annual report on Form 10-K of CB Richard Ellis Realty Trust.

/s/ KPMG LLP

Indianapolis, Indiana

February 7, 2013